SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 29, 2015 (May 28, 2015)

BROADCOM CORPORATION

(Exact Name of Registrant as Specified in Charter)

California	000-23993	33-0480482
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5300 California Avenue, Irvine, CA 92617

(Address of Principal Executive Offices)(Zip Code)

Registrant’s telephone number, including area code: (949) 926-5000

Not Applicable

(Former Name or Former Address, if Changed since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On May 28, 2015, Broadcom Corporation, a California corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Avago Technologies Limited, a limited company incorporated under the laws of the Republic of Singapore (“Avago”), Pavonia Limited, a limited company incorporated under the laws of the Republic of Singapore (“Holdco”), Safari Cayman L.P., an exempted limited partnership organized under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Holdco (“New LP”), Avago Technologies Cayman Holdings Ltd., an exempted company organized under the laws of the Cayman Islands and a direct wholly-owned subsidiary of New LP (“Intermediate Holdco”), Avago Technologies Cayman Finance Limited, an exempted company organized under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Intermediate Holdco (“Finance Holdco”), Buffalo CS Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Finance Holdco (“Cash/Stock Merger Sub”), and Buffalo UT Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Finance Holdco (“Unit Merger Sub”, together with Cash/Stock Merger Sub, the “Merger Subs”, and the Merger Subs, together with Avago, Holdco, New LP, Intermediate Holdco and Finance Holdco, the “Avago Parties”).

Structure of the Transaction. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement: (i) all of the issued ordinary shares of Avago (“Avago Ordinary Shares”) will be transferred from the holders of such issued Avago Ordinary Shares to Finance Holdco pursuant to a scheme of arrangement under Singapore law in accordance with Section 210 of the Companies Act (Chapter 50 of Singapore), in consideration of which Holdco will allot and issue to such holders one fully paid Holdco Ordinary Share for each Avago Ordinary Share transferred to Finance Holdco (the “Avago Scheme”), (ii) immediately following the Avago Scheme becoming effective, provided 100% of holders of Company Common Shares (as defined below) have not elected to receive interests of New LP represented by exchangeable limited partnership units having rights and privileges as set forth in the Partnership Agreement (“New LP Units”), Cash/Stock Merger Sub will be merged with and into the Company (the “Cash/Stock Merger”), with the Company as the surviving corporation, and (iii) provided certain conditions set forth in the Merger Agreement are met, immediately following the Cash/Stock Merger (or if the Cash/Stock Merger does not occur, immediately following the Avago Scheme), Unit Merger Sub will be merged with and into the Company (the “Unit Merger”, if such merger occurs, together with the Cash/Stock Merger, if such merger occurs, the “Company Mergers”, and together with the Avago Scheme, the “Transactions”), with the Company as the surviving corporation. As a result of the Transactions, both the Company and Avago will become wholly-owned subsidiaries of Holdco and New LP and their equity securities will cease to be publicly traded. Upon consummation of the Transactions, Holdco will be renamed Broadcom Limited, and will be the sole general partner of New LP and intends to apply to have its ordinary shares listed on NASDAQ, as is the case today with Avago ordinary shares and Company Class A common stock.

Consideration to Broadcom Shareholders. Upon the terms and subject to the conditions set forth in the Merger Agreement, each issued and outstanding share of Class A common stock of the Company, $0.0001 par value (a “Class A Common Share”) and each issued and outstanding share of Class B common stock of the Company, $0.0001 par value (a “Class B Common Share”, and together with the Class A Common Shares, the “Company Common Shares”), will have the ability to elect to receive the same types and amounts of consideration per share for each Company Common Share held: (i) $54.50 in cash; (ii) 0.4378 ordinary shares of Holdco; or (iii) a restricted security that is the economic equivalent of 0.4378 ordinary shares of Holdco that will not be transferable or saleable for a period of one or two years after closing. The shareholder election will be subject to a proration mechanism, which is anticipated to result in payment in the aggregate of approximately $17 billion in cash consideration and the economic equivalent of approximately 140 million Avago ordinary shares (assuming no more than 50% of outstanding Company Common Shares elect restricted securities).

The restricted securities described above will be in the form of restricted ordinary shares of Holdco (if a tax ruling from the Internal Revenue Service is received) or New LP Units (if no tax ruling is received). Company shareholders electing to receive restricted equity securities with respect to all or a portion of such holder’s Company Common Shares will receive restricted equity securities with respect to such shares. Company shareholders electing ordinary shares will receive their consideration in the form determined below: (i) if ordinary shares and restricted securities are elected with respect to less than 50% of Company Common Shares outstanding, all ordinary shares; (ii) if restricted securities are elected with respect to less than 50% of Company Common Shares outstanding, and aggregate ordinary shares and restricted securities are elected with respect to greater than 50% of Company Common Shares outstanding, a prorated amount of ordinary shares and cash; or (iii) if restricted securities are elected with respect to greater than 50% of Company Common Shares outstanding, all cash. No restricted securities will be issued to any Company shareholder who has not elected to receive those securities. Company shareholders electing cash will receive their consideration in the form determined below: (i) if cash is elected with respect to less than 50% of Company Common Shares outstanding, all cash; or (ii) if cash is elected with respect to greater than 50% of Company Common Shares outstanding, a prorated amount of cash and ordinary shares. Non-electing Company shareholders will be treated the same as Company shareholders electing cash.

Avago intends to fund the cash portion of the merger consideration with a combination of the cash on hand of both companies and committed debt financing, and also intends to refinance certain of Avago’s and the Company’s existing debt with committed debt financing.

Effect on Broadcom Equity Awards. Under the Merger Agreement, Avago will assume all unvested and outstanding Broadcom stock options and restricted stock units held by employees immediately prior to the closing of the Transaction and such stock options and restricted stock units will be converted into Holdco stock options and restricted stock units, pursuant to the exchange ratio set forth in the Merger Agreement, which upon exercise or vesting, respectively, will entitle the holder to receive ordinary shares of Holdco; provided, that under the Merger Agreement, outstanding unvested restricted stock units held by our named executive officers other than Dr. Samueli, the Company’s Chief Technical Officer, and certain other executives as of immediately prior to the closing of the Transactions will not be assumed and will vest in full and be cancelled in exchange for a cash payment, determined pursuant to the terms of the Merger Agreement, paid at the effective time of the Transactions. All vested Broadcom stock options and restricted stock units, after giving effect to any acceleration, will be canceled in exchange for a cash payment determined pursuant to the terms of the Merger Agreement, paid at the effective time of the Transactions, pursuant to the terms of the Merger Agreement. Any unvested Broadcom stock options with an exercise price greater than the consideration set forth in the Merger Agreement will be cancelled with no consideration paid to the holders thereof.

Conditions to the Transactions. Consummation of the Merger is subject to customary conditions, including without limitation: (i) the required approval of the Merger Agreement by the shareholders of the Company and Avago; (ii) the expiration or early termination of the waiting period applicable to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1974, as amended, and the receipt of regulatory clearance under certain foreign antitrust laws; (iii) the absence of any order prohibiting the Transactions or enactment of any law that makes consummation of any of the Transactions illegal; (iv) subject to certain exceptions, the accuracy of the representations and warranties of the parties and compliance by the parties with their respective obligations under the Merger Agreement; and (v) the absence of any material adverse effect on the Company or Avago since the date of the Merger Agreement.

Termination Rights. The Merger Agreement contains certain termination rights for the Company and Avago, including if the Transactions are not consummated before February 29, 2016, subject to certain extension rights. Upon termination of the Merger Agreement under specified circumstances, Avago or the Company will be required to pay the other party termination fees of up to $1 billion. Additionally, in the event that either the Company or Avago terminates the Merger Agreement as a result of the failure by either party’s shareholders to approve the Transaction, the Company or Avago, as the case may be, must pay the other party a fee of approximately $332.6 million.

Holdco Board of Directors. Pursuant to the Merger Agreement, effective as of the closing of the Transaction, the directors of Holdco will be the directors of Avago immediately before the closing, together with two directors of the Company designated by Avago.

Representations, Warranties and Covenants. The Company and the Avago Parties have each made customary representations, warranties and covenants in the Merger Agreement, including, without limitation, covenants not to solicit alternative transactions or, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction. In addition, until the termination of the Merger Agreement or the effective time of the Transactions, the Company has agreed to operate its business in the ordinary course of business in all material respects consistent with past practice and has agreed to certain other negative covenants.

The representations, warranties and covenants of the Company and the Avago Parties contained in the Merger Agreement have been made solely for the benefit of the Avago Parties or the Company, respectively. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement; (ii) have been qualified by certain matters specifically disclosed in any reports filed by the Company or Avago with the U.S. Securities and Exchange Commission (the “SEC”) prior to the date of the Merger Agreement and confidential disclosures made to Avago and to the Company, in connection with the Merger Agreement negotiations; (iii) are subject to materiality and other qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors; (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and (v) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its business or Avago and its business. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or the Avago Parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Avago’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company and Avago that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and Forms 8-K and other documents that the Company or Avago files or has filed with the SEC.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1, and incorporated herein by reference.

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Holdco, Avago, and entities associated with each of Dr. Henry Samueli and Dr. Henry T. Nicholas III holding Class B Common Shares entered into support agreements (the “Support Agreements”) whereby such shareholders will be obligated to vote their Company Common Shares in favor of the approval of the Merger Agreement and the Company Mergers and against any alternative acquisition proposals until the earliest of termination of the Merger Agreement, the effective date of the Company Mergers, the Company shareholder vote being obtained or an outside date specified in the Support Agreement. The Company has agreed to indemnify and provide expense reimbursement to the Class B shareholders who enter into the Support Agreements, subject to the terms and conditions set forth therein. The foregoing description of the Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreements, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)

Amendments to Executive Agreements

On March 27, 2015, the Compensation Committee (the “Compensation Committee”) of the Company’s board of directors approved amendments (the “Amendments”) to the Letter Agreement, dated August 9, 2010, between the Company and Scott McGregor, Chief Executive Officer, and to the Letter Agreements, each dated August 9, 2010, for the Change in Control Severance Benefit Program for each of Eric K. Brandt, Executive Vice President and Chief Financial Officer; Daniel A. Marotta, Executive Vice President and General Manager, Broadband and Connectivity Group; and Rajiv Ramaswami, Executive Vice President and General Manager, Infrastructure and Networking Group (the “Executive Agreements” and such individuals, the “Executives”). The Amendments provide that in the event any of the Executives becomes entitled to receive severance benefits under his applicable Executive Agreement, the cash severance payable under the Executive Agreement will be paid in a lump sum (rather than in regular payroll installments) on the 60th day following his separation from service, solely to the extent such lump sum payment would not result in any excise tax or penalties under Section 409A of the Internal Revenue Code of 1986, as amended.

The foregoing description of the Amendments does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Amendment, a copy of which is attached hereto as Exhibit 99.3, and is incorporated herein by reference.

In addition, as described above, the Compensation Committee approved that outstanding restricted stock units held by the Executives as of immediately prior to the closing of the Transactions will not be assumed and will vest in full and be cancelled in exchange for a cash payment, determined pursuant to the terms of the Merger Agreement and paid at the effective time of the Transaction.

Amendments to Restricted Stock Unit Incentive Award Program and Performance Bonus Plan

On March 27, 2015, the Compensation Committee approved an amendment to the Company’s Restricted Stock Unit Incentive Award Program to provide that (i) any awards of restricted stock units that would otherwise have been granted to the Executives and to Dr. Samueli at a time or times subsequent to the closing of the Transactions in respect of performance cycles that have concluded prior to the closing of the Transactions, will be paid in cash to the Executives, and granted as time-based restricted stock units to Dr. Samueli, in all cases immediately prior to the closing and (ii) with respect to the performance cycle in effect at the time of the closing of the Transactions, achievement of the performance goals will be measured as of the closing of the Transactions and the Executives will receive a pro-rata cash payment, and Dr. Samueli will receive a pro-rated grant of time-based restricted stock units, in all cases based on such performance and partial performance cycle, which cash payment for the Executives will be determined pursuant to the terms of the Merger Agreement and based on the value of the restricted stock units they otherwise would have received.

Also, on March 27, 2015, the Compensation Committee approved an amendment to the Company’s Performance Bonus Plan to provide that with respect to the annual performance period in effect at the time of the closing of the Transactions, achievement of the performance goals will be measured as of the closing of the Transactions and the Executives will receive a pro rata cash payment at the closing based on such actual performance and partial annual performance period.

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Broadcom’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the proposed transaction and the expected date of closing of the transaction. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Broadcom does not undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom’s overall business, including those more fully described in Broadcom’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and

Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 2, 2014, and its quarterly reports filed on Form 10-Q for its current fiscal year. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of each of Broadcom and Avago for their consideration. Avago will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Broadcom and Avago. Each of Broadcom and Avago will provide the joint proxy statement/prospectus to their respective shareholders. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom or Avago may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BROADCOM AND AVAGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or New LP).

Participants in the Solicitation

Broadcom, Avago, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Broadcom and Avago shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Broadcom and Avago shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Broadcom’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find more detailed information about Avago’s executive officers and directors in its definitive proxy statement filed with the SEC on February 20, 2015. Additional information about Broadcom’s executive officers and directors and Avago’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of May 28, 2015, by and among the Company, Avago Technologies Limited, Pavonia Limited, Safari Cayman L.P., Avago Technologies Cayman Holdings Ltd., Avago Technologies Cayman Finance Limited, Buffalo CS Merger Sub, Inc. and Buffalo UT Merger Sub, Inc.

99.1	Support Agreement, dated as of May 28, 2015, by and among the Company, Avago Technologies Limited, Pavonia Limited, Henry T. Nicholas III, Ph.D. as trustee of the Nicholas Technology Holding Trust, Nicholas Investment Holdings, LLC, Henry T. Nicholas III, Ph.D., as custodian for Brett R. Nicholas, UTMA/CA, Henry T. Nicholas III, Ph.D., as custodian for Mathew C. Nicholas, UTMA/CA, and Henry T. Nicholas III, Ph.D., as custodian for Shelby V. Nicholas, UTMA/CA

99.2	Support Agreement, dated as of May 28, 2015, by and among the Company, Avago Technologies Limited, Pavonia Limited, Henry Samueli, Ph.D., H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P., H&S Portfolio II, L.P. and H&S Ventures LLC

99.3	Form of Amendment to the Letter Agreement, dated August 9, 2010, between the Company and Scott McGregor and to the Letter Agreements, each dated August 9, 2010, for the Change in Control Severance Benefit Program for each of Eric K. Brandt, Daniel A. Marotta and Rajiv Ramaswami

*	Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROADCOM CORPORATION,
a California corporation

By:	/s/ Eric K. Brandt
Name:	Eric K. Brandt
Title:	Executive Vice President and Chief Financial Officer

Date: May 29, 2015

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of May 28, 2015, by and among the Company, Avago Technologies Limited, Pavonia Limited, Safari Cayman L.P., Avago Technologies Cayman Holdings Ltd., Avago Technologies Cayman Finance Limited, Buffalo CS Merger Sub, Inc. and Buffalo UT Merger Sub, Inc.

99.1	Support Agreement, dated as of May 28, 2015, by and among the Company, Avago Technologies Limited, Pavonia Limited, Henry T. Nicholas III, Ph.D. as trustee of the Nicholas Technology Holding Trust, Nicholas Investment Holdings, LLC, Henry T. Nicholas III, Ph.D., as custodian for Brett R. Nicholas, UTMA/CA, Henry T. Nicholas III, Ph.D., as custodian for Mathew C. Nicholas, UTMA/CA, and Henry T. Nicholas III, Ph.D., as custodian for Shelby V. Nicholas, UTMA/CA

99.2	Support Agreement, dated as of May 28, 2015, by and among the Company, Avago Technologies Limited, Pavonia Limited, Henry Samueli, Ph.D., H&S Investments I, L.P., HS Management, L.P., HS Portfolio L.P., H&S Portfolio II, L.P. and H&S Ventures LLC

99.3	Form of Amendment to the Letter Agreement, dated August 9, 2010, between the Company and Scott McGregor and to the Letter Agreements, each dated August 9, 2010, for the Change in Control Severance Benefit Program for each of Eric K. Brandt, Daniel A. Marotta and Rajiv Ramaswami

*	Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.